     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 6, 2004
                                                  1933 ACT FILE NO. _________
                                                1940 ACT FILE NO. 811 - 03763

=============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                           ______________________

                         REGISTRATION STATEMENT ON
                                 FORM S-6
                           ______________________

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                   OF SECURITIES OF UNIT INVESTMENT TRUSTS
                          REGISTERED ON FORM N-8B-2

A.   EXACT NAME OF TRUST:  CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 171

B.   NAME OF DEPOSITOR:  CLAYMORE SECURITIES, INC.

C.   COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:


                          Claymore Securities, Inc.
                           210 North Hale Street
                          Wheaton, Illinois 60187

D.   NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                               Copies to:

     NICHOLAS DALMASO, ESQ.                           ERIC F. FESS
     Executive Vice President and General Counsel
     Claymore Securities, Inc.                        Chapman and Cutler LLP
     210 North Hale Street                            111 West Monroe Street
     Wheaton, Illinois 60187                          Chicago, Illinois 60603
     (630) 784-6300                                   (312) 845-3000


It is proposed that this filing will become effective (check appropriate box)

/ /  immediately upon filing pursuant to paragraph (b)

/ /  on (date) pursuant to paragraph (b)

/ /  60 days after filing pursuant to paragraph (a)

/ /  on (date) pursuant to paragraph (a) of rule 485 or 486

/ / This post-effective amendment designates a new effective date for a previously filed post-effective amendment.


E. TITLE OF SECURITIES BEING REGISTERED: Units of fractional undivided beneficial interest.

F.   APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:  As soon as practicable after the effective date of
                                                   the Registration Statement.

/ /  Check box if it is proposed that this filing will become effective on
     (date) at (time) pursuant to Rule 487.

===============================================================================

The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                 PRELIMINARY PROSPECTUS DATED FEBRUARY 6, 2004

                             SUBJECT TO COMPLETION

===============================================================================
[LOGO OMITTED]

Claymore Securities Defined Portfolios, Series 171

Closed-End Income Portfolio, Series 3

Closed-End National Municipal Portfolio, Series 3

Closed-End Senior Loan and Income Portfolio, Series 2

Closed-End Preferred and Dividend Portfolio, Series 2

Closed-End Convertible and Income Portfolio, Series 3

===============================================================================

     A final prospectus for a prior Series of the Claymore Securities Defined Portfolios is hereby incorporated by reference and used as part of a preliminary prospectus for Claymore Securities Defined Portfolios, Series 171 (the "TRUST"). The final prospectus for the Trust is expected to be substantially similar to the previous prospectus. However, specific information with respect to the Trust, including pricing, the size and composition of the Trust's portfolio, the number of units of the Trust, the termination date, and dates and summary information regarding the characteristics of securities to be deposited in the Trust is not now available and will be different from that shown since Trust has a unique portfolio. Accordingly, the information contained herein with regard to the previous Trust should be considered as being included for informational purposes only.

     The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

     The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell the securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

     Incorporated herein by reference are the prospectuses from Claymore Securities Defined Portfolio, Series 160 (Registration No. 333-110079) dated November 5, 2003, Claymore Securities Defined Portfolio, Series 154 (Registration No. 333-106475) dated July 25, 2003, Claymore Securities Defined Portfolio, Series 151 (Registration No. 333-105543) dated June 11, 2003, and Claymore Securities Defined Portfolio, Series 166 (Registration No. 333-111238) dated December 18, 2003, all of which shall be used as a preliminary prospectus for Claymore Securities Defined Portfolio, Series 171. The final prospectus for Claymore Securities Defined Portfolio, Series 160 was filed on November 7, 2003, for Claymore Securities Defined Portfolio, Series 154 on July 30, 2003, for Claymore Securities Defined Portfolio, Series 151 on June 12, 2003, and for Claymore Securities Defined Portfolio, Series 166 on December 22, 2003, all pursuant to Rule 497 under the Securities Act.

CONTENTS OF REGISTRATION STATEMENT

     A.  Bonding Arrangements of Depositor:

     The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

         INSURER/POLICY NO.                             AMOUNT

National Union Fire Insurance Company of
     Pittsburgh, Pennsylvania
              959-9000                                  $250,000

     This Registration Statement comprises the following papers and documents.

             The Facing Sheet
             The Prospectus
             The Signatures
             Consents of Counsel

     The following exhibits:

1.1      Reference Trust Agreement (to be supplied by amendment).

1.1.1    Standard Terms and Conditions of Trust (Reference is made to
         Exhibit 1.1.1 to Amendment No. 1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 116 (File No. 333-72828 filed on December 18, 2001).

2.1 Form of Code of Ethics (Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Ranson Unit Investment Trusts, Series 92 (File No. 333-31782 filed on March 4, 2000).

3.1 Opinion of counsel as to legality of the securities being registered including a consent to the use of its name under "Legal Opinions" in the Prospectus (to be supplied by amendment).

3.2 Opinion of counsel as to Federal income tax status of securities being registered (to be supplied by amendment).

3.3 Opinion of counsel as to New York income tax status of securities being registered (to be supplied by amendment).

3.4 Opinion of counsel as to the Trustee and the Trust(s) (to be supplied by amendment).

4.1      Consent of Independent Auditors (to be supplied by amendment).

                                    SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Claymore Securities Defined Portfolios, Series 171 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Wheaton, and State of Illinois, on the 6th day of February, 2004.

                                      CLAYMORE SECURITIES DEFINED PORTFOLIOS,
                                        SERIES 171, Registrant

                                      By: CLAYMORE SECURITIES, INC., Depositor


                                          By:  /s/ Nicholas Dalmaso
                                              --------------------------------
                                                   Nicholas Dalmaso

     Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed below on February 6, 2004 by the following persons, who constitute a majority of the Board of Directors of Claymore Securities, Inc.


    SIGNATURE*            TITLE**                      DATE

                                                    )  By: /s/ Nicholas Dalmaso
                                                    )       -------------------
                                                    )          Nicholas Dalmaso
                                                    )          Attorney-in-Fact
                                                    )
DAVID HOOTEN*             Chairman of the Board of  )        February 6, 2004
                          Directors                 )
                                                    )

/S/ CHARLES MILLINGTON    Chief Financial Officer            February 6, 2004
----------------------
    CHARLES MILLINGTON

/S/ NICHOLAS DALMASO      Executive Vice President,          February 6, 2004
----------------------    Secretary, Treasurer and
    NICHOLAS DALMASO      Director


----------------------

* An executed copy of the related power of attorney was filed as Exhibit 6.0 to Registration Statement No. 333-98345 on August 22, 2002.

** The titles of the persons named herein represent their capacity in and relationship to Claymore Securities, Inc., the Depositor.

                          CONSENT OF INDEPENDENT AUDITORS

     The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in this Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                         CONSENT OF CHAPMAN AND CUTLER LLP

     The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in this Registration Statement will be contained in its opinions to be filed as Exhibits 3.1 and 3.2 to the Registration Statement.

                     CONSENT OF EMMET, MARVIN & MARTIN LLP

     The consent of Emmet, Marvin & Martin LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinions to be filed as Exhibits 3.3 and 3.4 to the Registration Statement.

                                  MEMORANDUM

     Re:            Claymore Securities Defined Portfolios

     The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of financial condition of the new fund will be filed by amendment.


                                   1940 ACT

                             FORMS N-8A AND N-8B-2

     Form N-8A and Form N-8B-2 were filed in respect of Claymore Securities Defined Portfolios, Series 116 (and subsequent series) (File No. 811-03763).


                                   1933 ACT

                                 THE INDENTURE

     The form of the proposed Standard Terms and Conditions of Trust is expected to be in all respects consistent with the form of the Standard Terms and Conditions of Trust dated December 18, 2001 relative to Claymore Securities Defined Portfolios, Series 116.

                                                CHAPMAN AND CUTLER LLP

Chicago, Illinois
February 6, 2004